September 24, 2018

David Woodhouse
Chief Executive Officer
NGM Biopharmaceuticals, Inc.
333 Oyster Point Boulevard
South San Francisco, CA 94080

       Re: NGM Biopharmaceuticals, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 13, 2018
           CIK No. 0001426332

Dear Dr. Woodhouse:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to DRS

Use of Proceeds, page 65

1. We acknowledge your revised disclosures in response to prior comment 6. Please further expand your discussion to also state the estimated amount of proceeds from this offering that you expect to use for the NGM313 program.
 David Woodhouse
NGM Biopharmaceuticals, Inc.
September 24, 2018
Page 2
Notes to Consolidated Financial Statements
5. Research Collaboration and License Agreements
Merck, page F-22

2. Refer to your response to our prior comment 20. As previously requested in our comment, please provide in your disclosure a break out of the aggregate clinical development milestones of $77.7 million and the regulatory milestones of $371.3 million by indication (i.e. first indication, second indication and third indication) for each of the three geographic areas (i.e. United States, European Union and Japan).
       You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg at 202-551-3679 if you
have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.



                                                              Sincerely,
FirstName LastNameDavid Woodhouse
                                                              Division of
Corporation Finance
Comapany NameNGM Biopharmaceuticals, Inc.
                                                              Office of
Healthcare & Insurance
September 24, 2018 Page 2
cc:       J. Carlton Fleming
FirstName LastName